Exhibit 2

AGREEMENT FOR PURCHASE AND SALE OF ASSETS

THIS AGREEMENT FOR PURCHASE AND SALE OF ASSETS (this “Agreement”) is made and entered into this 17th day of September, 2007 by and between, ECOTALITY, INC., a Nevada corporation (“Buyer”), INNERGY POWER CORPORATION, a Delaware corporation (“Innergy”), and its fully-owned subsidiary, PORTABLE ENERGY DE MEXICO, S.A. DE C.V., a Mexican corporation (collectively, “Seller”).

RECITALS:

Seller is the owner of the business known as INNERGY POWER located at 9375 Customhouse Plaza, Bldg. A, Suite J, San Diego, California  92154, which is an active business (the “Business”).

Seller is the owner of certain tangible and intangible personal property used in connection with the Business, which are defined below as the “Acquired Assets.”

Certain of Seller’s executive employees possess expertise in the operation of the Business, which Seller wishes to impart to Buyer, and Buyer has agreed to employ Darrell Musick and Jerry Cooper, upon consummation of this transaction.

Buyer desires to purchase and Seller desires to sell all of its right, title, and interest in the Business and the Acquired Assets upon the occurrence of certain conditions and other terms and conditions set forth in this Agreement.

In consideration of the mutual terms, conditions and covenants hereinafter set forth Seller and Buyer agree as follows:

AGREEMENTS:

ARTICLE I
Purchase and Sale of Acquired Assets

1.1           Purchase and Sale.  Subject to the terms and conditions of this Agreement, Buyer shall purchase from the Seller and the Seller shall sell all right, title and interest in and to the assets and properties of every kind, character and description (other than property and rights specifically excluded in this Agreement), used in or for the benefit of Seller’s Business, whether tangible, intangible, real, personal or mixed, and wherever located (collectively referred to hereinafter as the “Acquired Assets”), including but not limited to the assets set forth on Exhibit A and Exhibit B to be completed and agreed to prior to the Closing Date and attached hereto, but specifically excluding the Excluded Assets (as defined in Section 1.4).

1.2           Closing.  The purchase and sale (the “Closing”) shall occur on October 1, 2007 (affective as of the close of business on September 30, 2007), or such other date as the parties may mutually agree (the “Closing Date”) and shall take place at the office of Buyer’s attorney, Jeffrey A. Ekbom, Stinson Morrison Hecker LLP, 1850 N. Central Avenue, Suite 2100, Phoenix, Arizona.

1.3           Acquired Assets.  Except for the Excluded Assets, the Acquired Assets shall include all of Seller’s cash and cash equivalents in excess of $125,000, Accounts Receivable, tangible property, equipment, inventories, tenant improvements (regardless of whether they are accounted for as an asset on the books of Seller, or of a landlord or other third party), vendor and customer lists, goodwill, software, intellectual property, prepaid expenses and deposits, Assigned Contracts, Assigned Personal Property Leases, books and records, web sites and domain names, e-mail addresses, telephone and facsimile numbers, and all licenses and permits to the extent transferable to Buyer.  For purposes hereof, the term “Accounts Receivable” means all of the accounts receivable of Seller, of whatever kind or nature, and all current or deferred rights to payment for projects completed or commenced or services rendered on or prior to the Closing Date, whether or not such services have been billed by Seller as of the Closing Date, including work in process of Seller.

1.4           Excluded Assets.  Notwithstanding anything contained in this Article I, Buyer is not purchasing and Seller is retaining the following:  (a) the charter, qualifications to conduct business, and similar items of a unique nature to the Seller as a corporation, including documents relating to the organization, maintenance, and existence of the Seller as a corporation; (b) any of the rights of the Seller under this Agreement or under any other agreement, document or instrument between the Seller on the one hand and Buyer on the other hand; (c) all contracts other than the Assigned Contracts; (d) all Personal Property Leases other than Assigned Personal Property Leases; (e)  any assets or properties expressly set forth on Exhibit C to be completed and agreed to prior to the Closing Date; (f) cash in the amount of $125,000 (and, to the extent of any shortfall in cash from $125,000, cash equivalents as necessary to achieve such dollar amount); and (g) the tax benefit of any net operating loss of Innergy (all of the foregoing collectively, the “Excluded Assets”).

1.5           Assumed Liabilities.  As of the Closing Date, the Seller shall assign to the Buyer and the Buyer shall assume all of the following: (a) Seller’s obligations arising from events occurring on or after the Closing Date under those agreements and contracts designated specifically on Exhibit D to be completed and agreed to prior to the Closing Date as Assigned Personal Property Leases or as Assigned Contracts; (b) all Accounts Payable; (c) all product warranty claims (excluding claims of personal injury and/or consequential damages) (c) all employee benefits designated specifically on Exhibit D to be completed and agreed to prior to the Closing Date; (d) all principal and interest due from Seller to Silicon Valley Bank (“SVB”), provided, however, that the aggregate amount of such amount payable to SVB shall not exceed $168,000 (the “SVB Debt”); and any other liability or obligation of Seller designated specifically on Exhibit D to be completed and agreed to prior to the Closing Date (collectively, the “Assumed Liabilities”).  For the purposes of this Agreement, the term “Accounts Payable” means all of the accounts payable of Seller relating to the Business incurred in the ordinary course of business on or prior to the Closing Date whether or not actually billed to Seller as of the Closing Date.

1.6           Excluded Liabilities.  EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, BUYER DOES NOT ASSUME AND SHALL NOT BE LIABLE FOR ANY OF THE DEBTS, OBLIGATIONS OR LIABILITIES OF SELLER, SELLER’S BUSINESS, ANY SHAREHOLDER OR ANY AFFILIATE OF SELLER, WHENEVER ARISING AND OF WHATEVER TYPE OR NATURE.  In particular, but without limiting the foregoing, Buyer shall not assume, and shall not be deemed by anything contained in this

Agreement (other than Section 1.5 - Assumed Liabilities) to have assumed and shall not be liable for any debts, obligations or liabilities of Seller or Seller’s Business whether known or unknown, contingent, absolute or otherwise (the “Excluded Liabilities”).  Without limitation of the foregoing, the  Excluded Liabilities shall include debts, liabilities and obligations:  (a) under any real estate lease or any contract or agreement to which Seller is a party or by which Seller or Seller’s Business is bound that has not been listed as an Assigned Contract on Exhibit D hereof or any personal property lease by which Seller or Seller’s Business is bound that has not been listed as an Assigned Personal Property Lease on Exhibit D hereof; (b) with respect to any Assigned Contract or Assigned Personal Property Lease, arising from the period prior to the Closing Date, to the extent such debt, liability, or obligation does not constitute an Account Payable;  (c) for any employee pension plan or any retirement obligations not set forth on Exhibit D; (d) for any obligation for taxes; (e) for any liability for local or state sales, use or transfer tax and taxes that may be imposed upon the sale or assignment of the Acquired Assets pursuant to this Agreement, regardless of when such obligations may become known and due; (f) for any damages or injuries to persons or property or for any tort or strict liability arising from events, actions or inactions in Seller’s Business or the operation of Seller’s Business prior to the Closing Date; (g) arising out of any litigation arising with respect to the period prior to the Closing Date, whether or not threatened or pending on or before the Closing Date; and (h) incurred by Seller or by Seller’s Business for borrowed money, other than Accounts Payable and the SVB Debt.  The intent and objective of Buyer and Seller is that, except for liabilities explicitly assumed by Buyer hereunder, Buyer does not assume, and no transferee liability shall attach to Buyer pertaining to, any of the Excluded Liabilities.

1.7           Employees.  Effective as of the Closing Date, (a) Buyer shall offer employment to each employee of Seller who is principally employed in Seller’s Business (collectively, the “Seller Employees”) provided that such employee (i) is listed on Exhibit E to be completed and agreed to prior to the Closing Date and attached hereto, and (ii) agrees to the release of his or her employment files to Buyer prior to the Closing; and (b) Seller will terminate the employment of the Seller Employees who have accepted Buyer’s offer of employment.  Those Seller Employees who accept Buyer’s offer of employment as of the Closing Date shall be designated as “Transferring Employees” and referred to hereinafter as such.  Except as set forth on Exhibit D as Assumed Liabilities, Seller acknowledges and agrees that it is responsible for paying to the Transferring Employees all compensation and benefits accrued up to the Closing Date, including without limitation payroll and accrued vacation, sick and other paid time off, which Seller shall pay to each Transferring Employee in the next Seller payroll disbursed, whether at or following the Closing Date, but in any event no more than fourteen (14) business days following the Closing Date.  Unless otherwise agreed to by Buyer and any such Transferring Employee, all Transferring Employees shall be employees at will, subject to Buyer’s employment policies. Except as provided in Article III, nothing herein shall obligate Buyer to employ the Transferring Employees for any specific time period.  Nothing in this Section shall be construed to grant any employee any rights as third party beneficiary.  Except as set forth on Exhibit D as Assumed Liabilities, Seller shall retain all liabilities with respect to any and all Seller Employees who are not Transferring Employees.

1.8           Instruments of Transfer.  The sale of the Acquired Assets and the assumption of the Assumed Liabilities as herein provided shall be effected at Closing by the General Assignment and Assumption and Bill of Sale, the Trademark, Trade Name, and Domain Name

Assignment Agreement and the Patent/Invention Disclosure and Assignment Agreement in the forms to be agreed to prior to the Closing Date and to be attached hereto as Exhibit F.

ARTICLE II
Purchase Price

2.1           Purchase Price and Purchase Price Assurances.  The Purchase Price for the Business and Acquired Assets shall be Three Million (3,000,000) shares (the “Purchase Shares”) of Buyer.  Buyer hereby assures Seller that the average closing bid price of the Purchase Shares for the 30 calendar days (the “Average Price”) prior to the first anniversary of the Closing Date (the “Anniversary Date”) shall not be less than one dollar ($1.00) per share and that the aggregate value shall not be less than $3,000,0000 based on such average closing bid price (the “Anniversary Value”).  In the event the Average Price as of the Anniversary Date is less than one dollar ($1.00) per share, then Buyer shall, at Buyer’s sole election: (i) issue additional Buyer shares to Seller (the “Additional Shares”) such that either: (A) the market value of the Purchase Shares and the Additional Shares (based on the Average Price on the Anniversary Date) shall equal the Anniversary Value as of the Anniversary Date; or (B) Buyer has issued 4,000,000 Additional Shares to Seller; or (ii) purchase from  Seller the Purchase Shares for a $3,000,000 purchase price to be paid in cash.  If Buyer elects to repurchase the Purchase Shares, such purchase price shall be paid by wire transfer to Seller within thirty (30) days after the Anniversary Date.  If Buyer elects to issue Additional Shares to Seller hereunder, upon such issuance, such Additional Shares shall be deemed to be and shall constitute “Purchase Shares” hereunder.

2.2           Disclosure Regarding Purchase Shares.  Buyer  is registered with the Securities Exchange Commission (the “SEC”) under Commission File No. 000-50983, and information on Buyer is available on the SEC web site www.sec.gov.  However, Seller understands and acknowledges that the Purchase Shares to be issued by Buyer to Seller in connection with this Agreement are restricted stock that have not been registered with the SEC and, accordingly cannot be sold unless registered under the Securities Act of 1933  (the “Securities Act”) or is the subject of an exemption under the Securities Act, reasonably satisfactory to Buyer’s counsel.  Such exemptions include the exemption provided by Rule 144 under the Securities Act, which allows for the sale, under certain circumstances, of shares held for a period of at least one year. For purposes of any sale by Seller (or its shareholders) under such Rule 144, Buyer acknowledges and agrees that any issuance of Additional Shares to Seller under Section 2.1 above shall be deemed to constitute a contingent issuance of securities under Rule 144(b)(3)(iii) (or any successor rule) and that the holding period for such shares for Rule 144 purposes shall be deemed to have commenced as of the Closing Date.

2.3           Piggyback Registration Rights.  As a part of the Closing, Buyer and Seller shall enter into a Registration of Rights Agreement in the form  to be agreed to prior to the Closing Date and to be attached hereto as Exhibit L.

2.4           Lock-Up Agreement.  As part of the Closing, Seller will enter into a Lock-Up Agreement in the form to be agreed to prior to the Closing Date and to be attached hereto as Exhibit M.

2.5           Allocation of Purchase Price.  The actual value of the Purchase Price shall equal the market value of the Purchase Shares as of the Closing Date, based on the Average Price as of the Closing Date.  Buyer and Seller acknowledge and agree that the Purchase Price shall be allocated to the Acquired Assets in accordance with Exhibit G to be agreed to prior to the Closing Date and to be attached hereto.  Buyer and Seller agree to report the transactions contemplated by this Agreement for federal and state income tax purposes in accordance with such allocation.  The parties shall execute all forms required to be filed for tax purposes with any taxing authority in a manner consistent with the allocation on Exhibit G hereto.

ARTICLE III
Executive Employment Agreement

In consideration for this transaction, Buyer agrees to employ Darrell Musick and Jerry Cooper pursuant to the terms of an Executive Employment Agreement substantially in the form to be agreed to prior to the Closing Date and to be attached as Exhibit H hereto.

ARTICLE IV
Representations And Warranties Of Seller

Except as set forth in the disclosure schedules delivered by Seller to Purchaser prior to the Closing Date (the “Disclosure Schedules”), Seller hereby represents and warrants to Buyer, as of the date hereof and as of the Closing Date, as follows:

4.1           Organization, Good Standing and Qualification.  Seller is a corporation duly organized, validly existing and in good standing under the provisions of the laws of the state of its formation, and is qualified and licensed to do business in every other jurisdiction in which it conducts business or the nature of its business and operations would require qualification as a foreign corporation.  Seller has all requisite power and authority to own and operate its properties and to carry on its business as now conducted.

4.2           Authorization; Binding Obligation.  Seller has full legal and corporate right, power, and authority to execute and deliver this Agreement to which Seller is a party, and to carry out the transactions contemplated thereby.  The execution and delivery by Seller of this Agreement and all of the documents and instruments required thereby and the consummation of the transactions contemplated thereby have been duly authorized by all requisite action on the part of Seller.  This Agreement and each of the other documents and instruments required thereby or delivered in connection therewith have been duly executed and delivered by the Seller, and constitute the legal, valid and binding obligations of Seller, enforceable against it in accordance with their respective terms.

4.3           Consents and Approvals.

(a)           Governmental Consents and Approvals.  Except as disclosed in the Disclosure Schedules, no registration or filing with, or consent or approval of, or other action by, any federal, state or other governmental agency or instrumentality (including Mexican agencies or instrumentalities) is or will be necessary for the valid execution, delivery and performance of this Agreement by Seller, the transfer of the Acquired Assets to Buyer, the operation of the Acquired Assets by Buyer after Closing and the Buyer’s receipt of continued reimbursement for the Seller’s Business without change following Closing (each, a “Governmental Approval”).

(b)           Third Party Consents.  Except as disclosed in the Disclosure Schedules, no consent, approval or authorization of any non-governmental third party is required in order to consummate the transactions contemplated hereby or to vest full right, title and interest in the Acquired Assets free and clear of any lien upon Buyer, all without any change in the Acquired Assets and all rights therein after Closing (each, a “Third Party Consent”).

4.4           No Violation.  Except as set forth in the Disclosure Schedules, the execution, delivery, compliance with and performance by Seller of this Agreement and each of the other documents and instruments delivered in connection therewith do not and will not (a) violate or contravene the organizational certificates, documents and agreements, as amended to date, of Seller, (b) violate or contravene any law, statute, rule, regulation, order, judgment or decree to which Seller is subject, or (c) conflict with or result in a breach of or constitute a default by any party under any contract, agreement, instrument or other document to which Seller is a party or by which Seller or any of its assets or properties are bound or subject or to which any entity in which Seller has an interest, is a party, or by which any such entity is bound.

4.5           No Subsidiaries.  Seller does not own and has not owned, either directly or indirectly, any interest or investment (whether debt or equity) in or been a member of any corporation, partnership, joint venture, business trust or other entity, except for Portable Energy de Mexico, S.A. de C.V., a Mexican corporation, and as set forth on Exhibit I to be completed prior to the Closing Date and attached hereto.

4.6           Title to Acquired Assets.  Seller is the sole and exclusive legal and equitable owner of all right, title and interest in, and has good, clear, indefeasible, insurable and marketable title to, all of the Acquired Assets free of all liens.  All of the Acquired Assets have been maintained in accordance with normal industry practice, and are in good operating condition and repair, ordinary wear excepted.  During the past three (3) years, there has not been any interruption of the operations of the Seller’s Business due to the condition of any of the Acquired Assets.  The Acquired Assets include all assets, properties and rights used or found useful by the Seller in connection with the Seller’s Business and which are necessary or desirable in order for Buyer to continue the Seller’s Business as historically and currently conducted following Closing.  Seller will convey to Buyer on the Closing Date all of the Acquired Assets free and clear of any lien, including the conveyance to Buyer of any item not owned by Seller on the date hereof or not owned free of any lien by Seller on the date hereof.

4.7           Leases of Personal Property.  For the purposes of this Agreement, “Personal Property Leases” means any lease, conditional or installment sale contract, lien or similar arrangement to which any tangible personal property used by Seller in connection with the operation of Seller’s Business is subject.  Except as set forth on Exhibit D, none of the tangible personal property used by Seller in connection with the operation of Seller’s Business is subject to a Personal Property Lease.  Seller has delivered to Buyer a complete and correct copy of each Personal Property Lease listed on Exhibit D.  All of such Personal Property Leases are valid, binding and enforceable in accordance with their respective terms and are in full force and effect.  Seller is not in default under any of such Personal Property Leases and there has not been asserted, either by or against Seller under any of such Personal Property Leases, any notice of default, set-off or claim of default.  The parties to such Personal Property Leases other than Seller are not in default of their respective obligations under any of such Personal Property Leases.  There has not occurred any event which, with the passage of time or giving of notice (or both), would constitute such a default or breach under any of such Personal Property Leases by any party thereto.

4.8           Legal Proceedings.  Except as set forth on Exhibit J to be completed prior to the Closing Date and attached hereto, there is no action, suit, litigation, proceeding or investigation pending or threatened by or against Seller, and Seller has not received any written or oral claim, complaint, incident, report, threat or notice of any such proceeding or claim and there is no basis therefore.  Seller has not received any opinion or memorandum or advice from legal counsel to the effect that it is exposed, from a legal standpoint, to any liability or claim relating to the Acquired Assets or to the business, prospects, financial condition, operations, property or affairs of Seller’s Business.  There are no outstanding orders, writs, judgments, injunctions or decrees of any court, governmental agency or arbitration tribunal against, involving or affecting Seller or the Acquired Assets, and there are no facts or circumstances which may result in the institution of any such action, suit, claim or legal, administrative or arbitration proceeding or investigation against, involving or affecting Seller, the Acquired Assets or the transactions contemplated hereby.  Seller is not in default with respect to any order, writ, injunction or decree known to or served upon it from any court or any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign.

4.9           Solvency and Value of Transfer.  There is no bankruptcy or insolvency proceeding of any character including without limitation, bankruptcy, receivership, reorganization, dissolution or arrangement with creditors, voluntary or involuntary, affecting Seller, and Seller has not taken any action in contemplation of, or which would constitute the basis for, the institution of any such proceedings.  As of the Closing Date, after the Purchase Price is paid as provided for under this Agreement, the fair value of all of Seller’s assets will be equal to or greater than the total amount of the retained debts of Seller.  Seller’s sale of the Acquired Assets has not been undertaken with the intention to hinder, delay or defraud Seller’s current or future creditors.

4.10         Taxes.  Seller has filed, or has caused to be filed, on a timely basis and subject to all permitted extensions, all tax returns with the appropriate governmental agencies in all jurisdictions in which such tax returns are required to be filed, and all such tax returns were correct and complete.  All taxes that are shown as due on such tax returns have been timely paid, or delinquencies cured with payment of any applicable penalties and interest, as of the Closing Date.  There are no liens for taxes on any Acquired Assets of Seller, no basis exists for the imposition of any liens and the consummation of the transactions contemplated by this Agreement will not give rise to any liens for taxes on any Acquired Assets.  No adjustment of or deficiency of any tax or claim for additional taxes has been proposed, asserted, assessed or threatened against Seller or any member of any affiliated or combined group of which Seller is or was a member or for which Seller could be liable, and there is no basis therefore.  Seller has no dispute with any taxing authority as to taxes of any nature.  There are no audits or other examinations being conducted or threatened, and there is no deficiency or refund litigation or controversy in progress or threatened with respect to any taxes previously paid by Seller or with respect to any returns previously filed by Seller or on behalf of Seller.  Seller has not made any extension or waiver of any statute of limitations relating to the assessment or collection of taxes.

4.11         Assigned Contracts.  Seller is not in default under the terms of any Assigned Contract.  No event has occurred that would constitute a default by Seller under any Assigned

Contract, nor has Seller received any notice of any default under any Assigned Contract.  To Seller’s knowledge, the counterparties to the Assigned Contracts are not in default under the terms thereof, nor has any event occurred that would constitute a default by any such counterparty under any Assigned Contract, nor has Seller received any notice of any such counterparty’s default under any Assigned Contract.  Seller has made no prepayments or deposits under any Assigned Contract except as set forth on Exhibit D.  The Assigned Contracts are valid and binding obligations and in full force and effect and have been entered into in the ordinary course of business, consistent with past practice.  Seller has not received any notice, whether written or oral, from any other party to an Assigned Contract of the termination or threatened termination thereof, nor any claim, dispute or controversy thereon, and has no knowledge of the occurrence of any event which would allow any other party to terminate any Assigned Contract, nor has Seller received notice, whether written or oral, of any asserted claim of default, breach or violation of, any Assigned Contract and there is no basis therefore.  Consummation of the transactions contemplated by this Agreement will not constitute a default under any nor will it trigger any other provision in an Assigned Contract that would result in a change in such Assigned Contract, including without limitation the requirement for a transfer fee or new deposit, or termination thereof.

4.12         Financing Statements.  There are no financing statements under the Uniform Commercial Code which name Seller as debtor or lessee filed in any state, except as set forth on Exhibit K to be completed prior to the Closing Date.  Except for those no longer in effect, Seller has not signed any financing statement or any security agreement under which a secured party thereunder may file any such financing statement.

4.13         Disclosure.  Seller, in connection with this Agreement, the Exhibits to this Agreement, and any other agreement, document, certificate or statement made to the Buyer by or on behalf of the Seller in connection with the transactions contemplated hereby, has not made and will not make any untrue statement of a material fact and has not omitted and will not omit to state a material fact necessary in order to make the statements contained herein or therein not misleading in light of the circumstances under which they were made or necessary to provide a prospective purchaser of the Acquired Assets or Seller’s Business with all information material thereto.

4.14         Conduct of Seller’s Business Pending Closing.  From the date of this Agreement the Closing Date: (a) Seller will continue to operate its business as it has in the past and will not engage in any transactions outside the ordinary course of business consistent with past practice; (b) Seller will continue to make regularly scheduled payments on its existing debt, leases and other obligations, and will not incur any additional indebtedness except in the ordinary course of business consistent with past practice; (c) Seller will not, outside the ordinary course of business consistent with past practice, increase salaries, benefits or other compensation payable to its employees, independent contractors or consultants; (d) Seller will not amend or terminate any contracts, leases or other agreements; (e) Seller will not enter into any contracts, leases or other agreements except in the ordinary course of business consistent with past practice; and (f) Seller shall not sell or transfer any of its assets other than in the ordinary course of business consistent with past practice.

ARTICLE V
Representations and Warranties of Buyer

Buyer hereby represents, warrants and covenants to Seller, as of the date hereof and as of the Closing Date, as follows:

5.1           Organization, Good Standing and Qualification.  Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Arizona, and is qualified and licensed to do business in any other jurisdiction in which it conducts business, or the nature of its business and operations would require qualification as a foreign corporation.  Buyer has all requisite corporate power and authority to own and operate its properties and to carry on its business as now conducted, to enter into this Agreement and to carry out and perform its obligations under this Agreement to which Buyer is a party.

5.2           Authorization; Binding Agreement.  Buyer has the full legal corporate power and authority to execute and deliver this Agreement, and to carry out the transactions contemplated hereby.  The execution and delivery by Buyer of this Agreement to which Buyer is a party and all of the documents and instruments required thereby and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Buyer.  This Agreement and each of the other documents and instruments required hereby have been duly executed and delivered by Buyer and constitute the valid and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms.  The Purchase Shares to be issued pursuant to this Agreement will, when issued in accordance with the terms and conditions of this Agreement, be duly authorized, validly issued, fully paid, and non-assessable and free of all liens, security interests, and other encumbrances created by Buyer.

5.3           Legal Proceedings.  There are no actions, suits, litigation, or proceedings pending or threatened against Buyer which could materially adversely affect Buyer’s ability to perform its obligations under this Agreement or the consummation of the transactions contemplated by this Agreement, or would otherwise have a materially adverse effect on Buyer.

5.4           No Brokers.  Buyer has not employed, either directly or indirectly, or incurred any liability to, any broker, finder or other agent in connection with the transactions contemplated by this Agreement.  Buyer agrees to indemnify Seller for any claims brought by any broker, finder or other agent claiming to have acted on behalf of Buyer in connection with this sale.

5.5           No Violation.  The execution, delivery, compliance with and performance by Buyer of this Agreement to which Buyer is a party and each of the other documents and instruments delivered in connection therewith do not and will not (a) violate or contravene the organizational certificates, documents and agreements, as amended to date, of Buyer, (b) violate or contravene any law, statute, rule, regulation, order, judgment or decree to which Buyer is subject, or (c) conflict with or result in a breach of or constitute a default by any party under any contract, agreement, instrument or other document or contract to which Buyer is a party or by which Buyer or any of its assets or properties are bound or to which Buyer or any of its assets or properties are subject.

5.6           Consents and Approval.

(a)           Governmental Consents and Approvals.  Except as disclosed in writing to Seller prior to the Closing Date, no registration or filing with, or consent or approval of, or other action by, any federal, state, or governmental agency or instrumentality (including Mexican agencies or instrumentalities) is or will be necessary for valid execution, delivery and performance of this Agreement by Buyer and the issuance of the Purchase Shares to Seller.

(b)           Third Party Consents.  Except as disclosed in writing to Seller prior to the Closing Date, no consent, approval, or authorization by any non-governmental third party is required in order to consummate the transactions contemplated hereby or to vest full right, title, and interest in the Purchase Shares free and clear of any lien upon Seller.

ARTICLE VI
Conditions Precedent to Performance

6.1           Conditions to Buyer’s Obligations.  The obligations of Buyer under this Agreement are subject to the satisfaction of the following conditions on or prior to the Closing Date, all or any of which may be waived in writing by Buyer:

(a)           Buyer shall have completed, to its sole, absolute, and complete satisfaction, a due diligence review covering all the financial, legal, operational, and environmental aspects related to the Business (the “Due Diligence Review”).  Seller shall have provided Buyer and its employees, agents, attorneys, and accountants full access to all documents, information (including, without limitation, financial statements, tax returns, government reports, customer and supplier information, contracts, environmental assessments, marketing studies and memoranda), books, files, and shall provide access to Seller’s directors, officers, and professional advisors that Buyer or its agents or counsel may reasonably request for such purposes.

(b)           Buyer shall be satisfied in its sole discretion with the matters disclosed in the Exhibits and with the form of agreements, documents or terms of such items to be attached as Exhibits to this Agreement prior to the Closing Date.

(c)           Buyer shall be satisfied in its sole discretion with the matters as disclosed on the Disclosure Schedule.

(d)           SVB has agreed to waive the “Success Fee” as such term is defined in the SVB Loan Agreement, or Seller has made arrangements to satisfy such requirement, and Buyer shall have no obligation as to such Success Fee, and SVB and Buyer have agreed to such changes in the loan documentation related to the SVB loan as is satisfactory to Buyer.

(e)           The cash and cash equivalents as of the Closing Date shall be equal to or greater than the $125,000 to be retained by Seller.

(f)            All representations and warranties made by Seller in this Agreement and in any written statements delivered to Buyer under this Agreement shall be true and correct as of the Closing Date as though made on such date.

(g)           Seller shall have performed, satisfied and complied with all obligations and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(h)           Seller shall have delivered to Buyer all documents required to be delivered by it, and all such documents shall have been properly executed by it, if applicable.  Such documents shall include, without limitation:

(i)            A corporate good standing certificate for Seller from the state of formation, dated no more than forty-five (45) days prior to the Closing Date;

(ii)           A certificate signed by the secretary or other authorized officer of each Seller, and dated as of the Closing Date, certifying (A) that the Board of Directors and the shareholders of Seller have adopted resolutions to authorize the transactions contemplated by this Agreement, and (B) a specimen signature of an officer duly authorized thereby to execute this Agreement and such other documents to be delivered in connection with Closing on behalf of the Seller;

(iii)          The executed Registration of Rights Agreement;

(iv)          The executed Lock-Up Agreement; and

(v)           Such other documents and instruments, each in a form reasonably satisfactory to Buyer and its counsel, as may be reasonably requested by Buyer in order to carry out the transaction contemplated by this Agreement and to vest good and marketable title in the Acquired Assets in Buyer, free and clear of all liens.

(i)            Seller shall have executed and delivered to Buyer the General Assignment and Assumption and Bill of Sale, the Trademark, Trade Name, and Domain Name Assignment Agreement and the Patent/Invention Disclosure and Assignment Agreement in the forms attached hereto as Exhibit F, dated and effective as of the Closing Date.

(j)            Buyer shall have received all Third Party Consents in form and substance satisfactory to Buyer, effective as of the Closing Date, including, without limitation, all consents required to transfer to Buyer any Assigned Contracts or Assigned Personal Property Leases.

(k)           Buyer shall have received all Governmental Approvals and consents by necessary governmental authorities to the transfer or reissuance to Buyer of all licenses in form and substance satisfactory to Buyer.

(l)            Buyer shall have received payment and release letters, together with UCC termination statements, from all parties having financing statements filed against the Acquired Assets (except for liens benefiting SVB) in form and substance satisfactory to Buyer.

6.2           Conditions to Seller’s Obligations.  The obligations of Seller under this Agreement are subject to the satisfaction of the following conditions, on or prior to the Closing Date, all or any of which may be waived in writing by Seller:

(a)           All representations and warranties made by Buyer in this Agreement and in any written statements delivered to Seller under this Agreement shall be true and correct as of the Closing Date as though made on such date.

(b)           Seller shall be satisfied in its sole discretion with the with the matters disclosed in the Exhibits and with the form of agreements, documents or terms of such items to be attached as Exhibits to this Agreement prior to the Closing Date.

(c)           Seller shall be satisfied in its sole discretion with the matters as disclosed by Buyer pursuant to Section 5.6 of this Agreement.

(d)           Buyer shall have performed, satisfied and complied with all obligations and covenants of Buyer required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(e)           Buyer shall have delivered to Seller all documents required to be delivered by Buyer, including certificates representing the Purchase Shares, and all such documents and certificates shall have been properly executed by Buyer, if applicable.

(f)            Buyer shall have delivered to Seller a corporate good standing certificate from the state of formation dated no more than forty-five (45) days prior to the Closing Date.

(g)           Buyer shall have executed and delivered to Seller the General Assignment and Assumption and Bill of Sale together with any other assumption of the Assumed Liabilities reasonably requested by Seller, in form reasonably acceptable to Seller and, in the case of the SVB Debt, SVB.

6.3           Effect of Conditions Precedent.  If any of the above conditions precedent to Buyer’s or Seller’s obligations are not fulfilled or performed to the satisfaction of the parties, or not otherwise waived by Buyer or Seller, as applicable, Buyer and Seller shall not be obligated to consummate the transactions contemplated by this Agreement, and any of the other documents and instruments required thereby.  Notwithstanding anything to the contrary contained in this Agreement, or any of the other documents and instruments required by this Agreement, in the event that the transactions contemplated by this Agreement are not consummated, neither party shall be liable, or have any obligations owing, to the other party with respect to the transactions contemplated hereunder.

ARTICLE VII
Closing Documents

7.1           Seller’s Obligations.  At Closing, Seller shall execute and/or deliver to Buyer the following:

(a)           Immediate possession of the Acquired Assets;

(b)           General Assignment and Assumption and Bill of Sale; Trademark, Trade Name, and Domain Name Assignment Agreement; and Patent/Invention Disclosure and Assignment Agreement;

(c)           Employment Agreements executed by Darrell Musick and Jerry Cooper;

(d)           Non-Competition Agreements executed by Darrell Musick and Jerry Cooper;

(e)           The executed Registration of Rights Agreement;

(f)            The executed Lock-Up Agreement;

(g)           Such conveyance documents as needed to convey the Mexican assets of Seller to Buyer, as reasonably determined by Buyer’s Mexican counsel; and

(h)           IRS Form 8594 completed as provided in Section 2.3.

7.2           Buyer’s Obligations.  At Closing, Buyer shall execute and/or deliver to Seller, the following:

(a)           The Purchase Shares as provided in Section 2.2.1 hereof.;

(b)           Employment Agreement for Darrell Musick and Jerry Cooper;

(c)           The executed Registration of Rights Agreement;

(d)           IRS Form 8594 completed as provided in Section 2.3; and

(e)           General Assignment and Assumption and Bill of Sale together with any other assumption of the Assumed Liabilities reasonably requested by Seller, in form reasonably acceptable to Seller and, in the case of the SVB Debt, SVB.

ARTICLE VIII
Default

8.1           Seller’s Default.  In the event of the non-satisfaction of the conditions specified in Section 7.1 or any other default by Seller hereunder, and such default is not cured within the first to occur of five (5) days of the date of Buyer’s written notice to Seller and the date set for Closing, Buyer may, at its option: (a) terminate its obligations under this Agreement and Buyer may sue Seller for all expenses incurred or sustained relating to this Agreement, including but not limited to, attorneys’, accountants’ and professional fees; or (b) specifically enforce the terms and provisions of this Agreement.

8.2           Buyer’s Default.  In the event of the nonsatisfaction of the conditions specified in Section 7.2 or any other default by Buyer hereunder and such default is not cured within the first to occur of five (5) days from the date of Seller’s written notice to Buyer and the date set for Closing, Seller may, at its option: (a) terminate its obligations under this Agreement and Seller may sue Buyer for all expenses incurred or sustained relating to this Agreement, including but not limited to, attorneys’, accountants’ and professional fees; or (b) specifically enforce the terms and provisions of this Agreement.

ARTICLE IX
Survival of Representations and Warranties; Buyer’s Remedies

9.1           Survival.  All Buyer and Seller representations and warranties contained in this Agreement or any other agreement, schedule, certificate, instrument or other writing delivered by Buyer or Seller in connection with this transaction shall survive for one (1) year after the Closing Date.  If a party hereto determines that there has been a breach by any other party hereto of any such representation or warranty and notifies the breaching party in writing reasonably promptly after learning of such breach, such representation or warranty and liability therefore shall survive with respect to the specified breach until such breach has been resolved, but no party shall have any liability after such one (1) year period for any matters not specified in a writing delivered within such one (1) year period.  Notwithstanding any term in this Article IX: (i) the Buyer’s Remedy as set forth in Section 9.2 below may be completed after the one (1) year survival period for claims that Buyer has notified Seller of prior to the expiration of such survival period; and (ii) the applicable statute of limitations for any matter relating to fraud or willful, intentional or reckless misrepresentation, or willful omission of a material fact in connection with this Agreement and the transactions contemplated hereby or thereby shall be the survival period.

9.2           Buyer’s Remedies.  Any and all recourse against, and liability of, Seller for any breach, or any inaccuracy with respect to, any representation or warranty of Seller contained in this Agreement, or each of the other documents and instruments delivered in connection therewith, shall be limited to the return of the Purchase Shares hereunder, and the sole and exclusive remedy by Buyer against Seller for breach, or inaccuracy of, any such representation or warranty shall be limited to recourse against the Purchase Shares.  Further, Buyer shall have no right to seek indemnification, reimbursement, or defense under this Section 9.2 until its losses exceed $150,000 in the aggregate (the “Threshold”), provided, that in such event, Buyer will be entitled to recover its losses, including the Threshold amount.  The maximum amount of any liability of Seller to Buyer under this Section 9.2  shall not exceed $2,000,000 in value (the “Cap”).  Any action by Buyer against Seller under this Section 9.2, subject to the Threshold and the Cap, shall be recoverable either by (a) Seller’s prompt return of the Purchase Shares (or a reduction in the number of Additional Shares to be issued by Buyer to Seller) having a value equal to the amount recoverable by Buyer under this Section 9.2 with such Purchase Shares (or Additional Shares) being valued at the Average Price as of the Anniversary Date for such shares; or (b) in the event Buyer elects to repurchase the Purchase Shares from Seller in accordance with the provisions of Section 2.1, by deducting such amount from the purchase price to be paid by Buyer to Seller for the repurchase of the Purchase Shares hereunder.  Notwithstanding anything to the contrary contained in this Agreement, the Threshold will apply only to Buyer’s direct damages or claims, and shall not apply to Buyer’s consequential damages or possible punitive damage claims against Seller.

ARTICLE X
Miscellaneous Provisions

10.1         Termination.  This Agreement may be terminated and the transaction contemplated hereby may be abandoned at any time prior to the Closing Date as follows:

(a)           By mutual written consent of Buyer and Seller;

(b)           By either Buyer or Seller, if Closing shall not have occurred on or before December 16, 2007; provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to the party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or resulted in, the failure of Closing to occur on or before such date;

(c)           By either Buyer or Seller, if any final and nonappealable order or other legal restraint or prohibition preventing the consummation of the transaction contemplated by this Agreement shall have been issued by any governmental authority or any law shall have been enacted or adopted that enjoins, prohibits or makes illegal consummation of the transaction;

(d)           By Buyer, upon a breach of, or failure to perform in any material respect (which breach or failure cannot be or has not been cured within thirty (30) days after the giving of notice of such breach or failure), any representation, warranty, covenant or agreement on the part of Seller set forth in this Agreement, such that a condition set forth in Section 6.1 would not be satisfied; or

(e)           By Seller, upon a breach of, or failure to perform in any material respect (which breach or failure cannot be or has not been cured within thirty (30) days after the giving of notice of such breach or failure), any representation, warranty, covenant or agreement on the part of Buyer set forth in this Agreement, such that a condition set forth in Section 6.2 would not be satisfied.

10.2         Notice of Termination; Effect of Termination.  In the event of termination of this Agreement by either Buyer or Seller pursuant to Section 10.1 (b), (c), (d) or (e) hereof, the terminating party shall give prompt written notice thereof to the nonterminating party.  In the event of termination of this Agreement pursuant to Section 10.1, this Agreement shall be of no further effect, there shall be no liability under this Agreement on the part of either Buyer or Seller and all rights and obligations of each party hereto shall cease, provided, however, that nothing herein shall relieve any party from liability for the breach of any of its representations and warranties or the breach of any of its covenants or agreements set forth in this Agreement.

10.3         Entire Agreement/Prior Agreements.  This Agreement and the other documents delivered pursuant hereto constitute the entire contract between the parties hereto and no party shall be liable or bound to the other in any manner by any warranties, representations or covenants except as specifically set forth herein and therein.  This Agreement supersedes all prior agreements and understanding between the parties hereto with respect to its subject matter.  Any revision, modification or termination of this Agreement shall be effective only if in writing and signed by all of the parties hereto.

10.4         Waiver.  Failure to enforce any provision of this Agreement by a party shall not bar subsequent enforcement of such provision or any other provision of this Agreement by such party.

10.5         Governing Law.  This Agreement and all other agreements contemplated hereunder shall be governed by and construed under the internal laws of the State of Arizona.

10.6         Dispute Resolution.  Except as otherwise provided in this Agreement, upon demand of any party hereto, whether made before or after institution of any judicial proceeding,

any claim or controversy arising out of or relating to this Agreement or any documents executed in connection with this Agreement between the parties (a “Dispute”) shall be resolved by binding arbitration before a single arbitrator conducted under and governed by the Commercial Arbitration Rules (the “Arbitration Rules”) of the American Arbitration Association (the “AAA”) and the Federal Arbitration Act.  Disputes may include, without limitation, tort claims, counterclaims, a dispute as to whether a matter is subject to arbitration, or claims arising from documents executed in the future.  A judgment upon the award may be entered in any court having jurisdiction.  The decision of the arbitrator shall be final and binding upon the parties. The costs and expenses of any such arbitration shall be borne as determined by the arbitrator.  All arbitration hearings shall be conducted in the city of Phoenix, Arizona.  The arbitrator shall be a licensed attorney selected from the Commercial Arbitration Panel of the AAA.  The parties do not waive applicable Federal or state substantive law except as provided herein.

10.7         Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

10.8         Notices.  All notices provided for by this Agreement shall be made in writing and shall be deemed received by the intended recipient:  (i) on the business day that such notice is sent by telecopy or facsimile to the intended recipient provided that such notice is also sent by United States Mail, by certified mail, return receipt requested and postage paid thereon; (ii) the third business day after the date placed in United States Mail, certified mail, return receipt requested and postage paid thereon; and (iii) the first business day after notice is sent by express mail or other overnight mail service.  All notices shall be delivered to the address indicated below, unless the party giving any such notice has been notified, in writing, of a change of such address:

To Buyer:	ECOTALITY, INC 6821 East Thomas Road Scottsdale, Arizona 85251 Attention: Jonathan Read, CEO

With a Copy to:	Jeffrey A. Ekbom, Esq. Stinson Morrison Hecker LLP 1850 North Central Avenue, Suite 2100 Phoenix, Arizona 85004

To Seller:	INNERGY POWER CORPORATION 9375 Custom House Plaza Building 1, Suite J San Diego, California 92154 Attention: Darrell Musick, Chief Executive Officer

With a copy to:	William Zisko, Esq. Greenberg-Taurig LLP 1900 University Avenue, 5th Floor East Palo, California 94303

10.9         Headings.  The headings in this Agreement are for convenience only, are not part of the agreement of the parties and shall not be deemed parts hereof or in any way affect the meaning or interpretation of this Agreement.

10.10       Survival of Warranties.  Unless otherwise expressly provided, all indemnifications, covenants, warranties and representations of Buyer and Seller contained herein or made pursuant to this Agreement shall survive the delivery of this Agreement and Closing hereunder for a period of one (1) year following the Closing.

10.11       Successors and Assigns.  The terms and conditions of this Agreement shall inure to the benefit of and be binding upon each party, its successors, assigns, and representatives.

10.12       Attorneys’ Fees and Costs.  If any party determines that it is necessary to seek enforcement of any of the terms and provisions hereunder by a court of law, the prevailing party, in addition to any relief granted by the court of law, shall be entitled to recover all costs and expenses thereof including reasonable attorneys’ fees and costs.

10.13       Expenses.  Except as provided herein, each of the parties shall be solely responsible for all of their own costs and expenses, including but not limited to accounting and legal expenses, incurred in connection with this Agreement and the transactions contemplated herein.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement for Purchase and Sale of Assets on the day and year first written above.

INNERGY POWER CORPORATION, a Delaware corporation		ECOTALITY, INC., a Nevada corporation

		By:	/s/ Jonathan R. Read
		Its:	President and CEO
By:	/s/ D. Musick
Its:	President and CEO		[Buyer]

PORTABLE ENERGY DE MEXICO, S.A. DE C.V., a Mexican corporation

By:	/s/ D. Musick
Its:	President and CEO

[Seller]